As filed with the Securities and Exchange Commission on December 9, 2005
                                                     Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

FORM F-6 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED FOR
      AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                         Mitsui Bussan Kabushiki Kaisha
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                               Mitsui & Co., Ltd.
                   (Translation of issuer's name into English)

                                 --------------

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
  (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:

     Izumi Akai, Esq.                           Herman H. Raspe, Esq.
  Sullivan & Cromwell LLP                   Patterson, Belknap, Webb & Tyler LLP
   Otemachi First Square                        1133 Avenue of the Americas
   5-1, Otemachi 1-chome                          New York, New York 10036
Chiyoda-ku, Tokyo 100-0004
           Japan

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                  |_|   immediately upon filing.
                                                  |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           100,000,000              $5.00            $5,000,000.00            $633.50
representing twenty (20) shares of
common stock of Mitsui & Co., Ltd.
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
1.    Name of Depositary and address of its principal executive    Paragraph (1)
      office

2.    Title of Receipts and identity of deposited securities       Paragraphs (1) and (2)

Terms of Deposit:

      (i)    The amount of deposited securities represented by     Paragraph (1)
             one American Depositary Share ("ADSs")

      (ii)   The procedure for voting, if any, the deposited       Paragraph (15)
             securities

      (iii)  The collection and distribution of dividends          Paragraphs (12) and (14)


      (iv)   The transmission of notices, reports and proxy        Paragraphs (15) and (17)
             soliciting material

      (v)    The sale or exercise of rights                        Paragraphs (13) and (14)

      (vi)   The deposit or sale of securities resulting from      Paragraphs (12), (14) and (16)
             dividends, splits or plans of reorganization

      (vii)  Amendment, extension or termination of the deposit    Paragraphs (9), (19) and (20) (and no provisions
             agreement                                             for extensions).

      (viii) Rights of holders of Receipts to inspect the          Paragraph (17)
             transfer books of the Depositary and the list of
             holders of ADSs

      (ix)   Restrictions upon the right to deposit or withdraw    Paragraphs (3), (5), (6), (7), and (8)
             the underlying securities

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
      (x)    Limitation upon the liability of the Depositary       Paragraph (18)

      (xi)   Fees and charges which may be imposed directly  or    Paragraph (10)
             indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Amendment No. 1 to the Deposit Agreement, by and among Mitsui & Co., Ltd. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts and European Depositary Receipts issued under the Deposit Agreement. - Filed herewith as Exhibit (a)(i).

      (a)(ii) Deposit Agreement, dated as of October 1, 1982, among the Company, the Depositary, and all Holders from time to time of American Depositary Receipts and European Depositary Receipts issued thereunder (the "Deposit Agreement") - Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

      (e) Certificate under Rule 466. ___ None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both
            (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of October 1, 1982, by and among Mitsui & Co., Ltd., Citibank, N.A., as depositary, and all holders from time to time of American Depositary Receipts and European Depositary Receipts to be issued thereunder, as proposed to be amended by Amendment No. 1 to the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 9th day of December, 2005.

                                       Legal entity created by the Deposit
                                       Agreement for the issuance of American
                                       Depositary Receipts evidencing American
                                       Depositary Shares registered hereunder
                                       and European Depositary Receipts
                                       evidencing European Depositary Shares,
                                       each American Depositary Share
                                       representing twenty (20) shares of common stock, of Mitsui & Co., Ltd.

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Dana Lowe
                                           -------------------------------------
                                           Name: Dana Lowe
                                           Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Mitsui & Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on December 9, 2005.

                                    MITSUI & CO., LTD.


                                By: /s/ Kazuya Imai
                                    --------------------------------------------
                                    Name: Kazuya Imai
                                    Title: Executive Director; Senior Executive
                                    Managing Officer and Chief Financial Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Kazuya Imai to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 9, 2005.

Signature                                   Title


/s/ Shoei Utsuda                            Executive Director; President and
-----------------------------               Chief Executive Officer
Name: Shoei Utsuda


/s/ Kazuya Imai                             Executive Director; Senior Executive
-----------------------------               Managing Officer and Chief Financial
Name: Kazuya Imai                           Officer


/s/ Motonori Murakami                       Managing Officer; General Manager,
-----------------------------               General Accounting & Risk Management
Name: Motonori Murakami                     Division


/s/ Nobuo Ohashi                            Chairman and Director
-----------------------------
Name: Nobuo Ohashi


/s/ Tetsuya Matsuoka                        Executive Director; Executive Vice
-----------------------------               President
Name: Tetsuya Matsuoka


/s/ Masataka Suzuki                         Executive Director; Executive Vice
-----------------------------               President
Name: Masataka Suzuki

                                            Executive Director; Senior Executive
-----------------------------               Managing Officer
Name: Gempachiro Aihara


/s/ Yushi Nagata                            Executive Director; Senior Executive
-----------------------------               Managing Officer
Name: Yushi Nagata


                                            Executive Director; Senior Executive
-----------------------------               Managing Officer
Name: Hiroshi Tada


                                            Executive Director; Senior Executive
-----------------------------               Managing Officer
Name: Yasunori Yokote


                                            Director
-----------------------------
Name: Akishige Okada


                                            Director
-----------------------------
Name: Akira Chihaya

Authorized Representative in the U.S.


/s/ Motokazu Yoshida                        Executive Managing Officer; Chairman
-----------------------------               for the Americas
Name: Motokazu Yoshida

                                Index to Exhibits

                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------

(a)(i)                  Form of Amendment No. 1

(a)(ii)                 Deposit Agreement

(d)                     Opinion to the Depositary